September 13, 2006
Via EDGAR and Facsimile
Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Re:	Trizec Canada Inc.
40-F for Fiscal Year Ended December 31, 2005
Filed March 17, 2006
File No. 000-51279
Dear Ms. Van Doorn:
Set forth below are the responses of Trizec Canada Inc. (“Trizec Canada” or the “Company”) to the staff’s comment letter, dated August 30, 2006 (the “Comment Letter”), relating to the Company’s Report on Form 40-F, filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2006. For convenience of reference, we have included the staff comment immediately before the corresponding response.
Form 40-F
Exhibit 99.2
Consolidated Statement of Cash Flows, page 4
1.	Comment:
It appears that your total distributions of $48 million exceed your cash flows provided by operating activities in 2005. Provide us with an analysis of your distributions, including any distributions to minority interest holders, for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, etc. Additionally, tell us what consideration you have given to disclosing this information in your MD&A.

     Response:
Trizec Canada’s dividend distributions are funded primarily from cash dividends received from its Investment in Trizec Properties, Inc. (“Trizec Properties” or “TPI”). All dividend distributions made by Trizec Canada since its incorporation in 2002 have been made to holders of its subordinate voting shares and multiple voting shares. There are no minority interest holders of Trizec Canada.
Trizec Canada’s plan with respect to its working capital requirements and other expenses was set out in detail in the Trizec Hahn Corporation (“TrizecHahn”) Management Information Circular (the “Circular”) of March 13, 2002 and has remained unchanged. Page 6 of the Circular states that:
...Trizec Canada and its subsidiaries are expected to have sufficient net assets exclusive of their interest in shares of Trizec Properties stock and the Barrick Shares, to fund their overhead expenses and the net interest expense in respect of the TrizecHahn Exchangeable Debentures for 66 months following the Effective Date...
Trizec Canada continues to satisfy its working capital requirements and other expenses from its assets net of its investments in Trizec Properties and Barrick. Page 14 of Trizec Canada’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2005 provides an overview of the Company’s liquidity position. The Company’s ability to pay dividend distributions is not dependent on cash flows from operating activities, borrowings, or proceeds from loan sales or equity offerings.
In 2002, TrizecHahn completed a plan of arrangement (the “Arrangement”) that essentially resulted in Trizec Properties, which carried on the U.S. operations of TrizecHahn, becoming a publicly traded U.S. real estate investment trust. On completion of the Arrangement, Trizec Canada, the new ultimate parent company of TrizecHahn, retained an indirect approximate 40% equity interest in Trizec Properties. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owned 100% of the special voting stock of Trizec Properties. The special voting stock of Trizec Properties enables Trizec Canada, until January 1, 2008, to cast a majority of votes in elections of the Trizec Properties board of directors.
Trizec Canada indirectly owns one share of Trizec Properties common stock for each outstanding Trizec Canada subordinate voting share and multiple voting share. Trizec Canada receives quarterly dividends on the shares of common stock and special voting stock it holds of Trizec Properties, enabling it to pay the same dividend per Trizec Canada share as Trizec Properties pays per share of common stock.
Trizec Canada’s 2005 audited consolidated financial statements disclosed the following information regarding its dividend policy and its source of cash used to fund dividend distributions:
1.     PLAN OF ARRANGEMENT AND SIGNIFICANT ACCOUNTING POLICIES
Trizec Canada was incorporated on January 29, 2002 and did not conduct operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.

Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
In addition, Trizec Canada’s ability to pay future dividends is subject to the risks incidental to the ownership and operation of real estate properties in the United States by Trizec Properties and Trizec Properties’ ability to pay future dividends. Trizec Properties has stated (on pages 59 and 60 of the MD&A section of its Form 10-K for the year ended December 31, 2005) that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions.
During 2005, Trizec Properties declared quarterly dividend distributions totalling $0.80 per share of common stock. Trizec Canada made quarterly dividend distributions totalling $0.80 per share relating to 2005. Trizec Canada’s 2005 and 2004 fourth quarter dividends of $0.20 per share were paid in January 2006 and January 2005, respectively.
During 2004, Trizec Properties declared quarterly dividend distributions totalling $0.80 per share of common stock. Trizec Canada made quarterly dividend distributions totalling $0.80 per share relating to 2004. Trizec Canada’s 2004 and 2003 fourth quarter dividends of $0.20 per share were paid in January 2005 and January 2004, respectively.
Trizec Canada’s consolidated statements of cash flows for the years ended December 31, 2005 and 2004 reflected dividends paid of $48.0 million and $47.9 million, respectively. The increase of $0.1 million for the year ended December 31, 2005 is a result of the impact of the foreign currency translation of certain dividends, which were declared in United States dollars but paid in Canadian dollars.
Trizec Canada’s 2005 MD&A disclosed the following information, on page 17, regarding its dividend policy and its source of cash used to fund dividend distributions:
Dividends
Trizec Canada indirectly owns one share of Trizec Properties common stock for each outstanding Trizec Canada subordinate voting share and multiple voting share. Trizec Canada receives quarterly dividends on the shares of common stock and special voting stock it holds of Trizec Properties, enabling it to pay the same dividend per Trizec Canada share as Trizec Properties pays per share of common stock. It is expected that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada subordinate voting share and multiple voting share as Trizec Properties pays per share of Trizec Properties common stock. After November 2007, the special voting stock of Trizec Properties will cease to pay dividends and thereafter Trizec Canada does not expect to pay per share dividends on its subordinate voting shares and multiple voting shares that are equivalent to the per share dividends paid by Trizec Properties on its common stock.

Trizec Properties’ ability to pay future dividends, and consequently Trizec Canada’s ability to pay future dividends, is subject to the risks incidental to the ownership and operation of real estate properties in the United States by Trizec Properties. Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions.
During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.
During the second quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2005.
During the third quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 24, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2005.
During the fourth quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 24, 2006 Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2005.
Trizec Canada has also provided similar disclosure in each of its Interim and Annual Reports, which included consolidated financial statements and MD&A, commencing with the third quarter of fiscal 2002.
We believe that our current level of disclosure with regards to dividend distributions is appropriate.
Exhibit 99.4
Note 2 — Investment in Barrick and exchangeable debentures, page 5
2.	Comment:
Please tell us and disclose in future filings the method and assumptions used in determining the fair value of the derivative instrument embedded in the exchangeable debentures.
     Response:
Under Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, Trizec Canada classifies its investment in Barrick Gold Corporation (“Barrick”) as a trading security and is “marked-to-market” at the balance sheet date with changes in the fair value of the Barrick shares recorded through net income. Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, Trizec Canada records the derivative instrument it has identified as being embedded in the exchangeable debentures at fair value at the balance sheet date with changes in the fair value recorded through net income. The changes in the fair value of the derivative instrument embedded in the exchangeable debentures effectively offset changes in the fair value of the Barrick shares. The exchangeable debentures and its embedded derivative function as a natural hedge against changes in the fair value of the Barrick shares.

Trizec Canada’s ability to satisfy its obligation related to any exchange or redemption of the exchangeable debentures through the delivery of Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption or exchange, or any combination thereof gives rise a derivative instrument embedded in the exchangeable debentures. As noted in the financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (Exhibit 99.2), on page 7 in the accounting policy for the exchangeable debentures, at December 31, 2005 (and previously from the date of issue of the exchangeable debentures) it was contemplated that delivery of the Barrick shares would be made in satisfaction of the obligation relating to the exchangeable debentures. Accordingly, at any balance sheet date, the amount recorded as the fair value of the embedded derivative will be equal to the difference between the face value of the exchangeable debentures, ($683.8 million as at December 31, 2005 and 2004) and the fair market value of the Barrick shares, which varies with changes in the market price of the underlying Barrick shares.
Our “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” included in the Form 40-F in Exhibit 99.4 contains the following disclosure with respect to the derivative instrument embedded in the exchangeable debentures:
2.     Investment in Barrick and exchangeable debentures
...Under SFAS No. 115, the investment in Barrick is classified as a trading security and accordingly changes in the fair value of the Barrick shares are recorded through net income. Under SFAS No. 133, the Corporation records the derivative instrument embedded in the exchangeable debentures at fair value and changes in the fair value are recorded through net income effectively offsetting changes in the fair value of the Barrick shares. For the year ended December 31, 2005, the fair value of the embedded derivative instrument, included in accounts payable and accrued liabilities, is $160.6 million. This is an increase of $110.5 million ($90.5 million, net of tax) compared to the prior year and was effectively offset by a corresponding increase in the fair market value of the investment in Barrick by $110.5 million ($90.5 million, net of tax) compared to the prior year...
We will amend this disclosure for future filings to specifically state that the fair value of the embedded derivative instrument related to the exchangeable debentures is determined as the difference between the face value of the exchangeable debentures and the fair market value of the underlying Barrick shares.

Exhibits 99.6
3.	Comment:
Reference is also being made to Exhibits 99.7, 99.8 and 99.9. We note that your certifications include the title of the certifying individual in the “I, (identify the certifying individual), certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise you certifications in future filings to exclude the title of the certifying individual from the opening sentence.
     Response:
We have reviewed your comment and we confirm that our officers signed the certifications contained in the Form 40-F, filed with the SEC on March 17, 2006, in a personal capacity. In addition, we confirm that for future filings the certifications will exclude the title of the certifying individual from the opening sentence
* * * * *
In connection with this response letter, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (416) 682-8600. Thank you for your assistance.

Sincerely,
/s/ Colin Chapin

Colin J. Chapin
Senior Vice President and Chief Financial Officer

cc: Peter Munk, CEO, Trizec Canada Inc.